EXHIBIT 16


December 23, 2004

Securities and Exchange Commission
Washington, D.C.  20549


Ladies and Gentlemen:

We are principal accountants for ManagedStorage International, Inc., who is considered to be the accounting acquiror in the transaction, consummated on August 18, 2004, whereby ManagedStorage International, Inc. became a wholly-owned subsidiary of Incentra Solutions, Inc. On October 28, 2004, we informed Incentra Solutions, Inc. that we would not continue as the principal accountant of ManagedStorage International, Inc. after the issuance of our report on the financial statements of ManagedStorage International, Inc. as of and for the year ended December 31, 2003. We have read Incentra Solutions, Inc.'s statements included under Item 4.01 of its Form 8-K dated December 23, 2004, and we agree with such statements, except that we are not in a position to agree or disagree with Incentra Solutions' statement that the change was approved by the board of directors.

Very truly yours,


/s/ KPMG LLP